Exhibit 99.1

Immuron Limited

Interim Financial Report - 31 December 2017

Consolidated Statement of Comprehensive Income

For the Half-Year 31 December 2017

		Consolidated Entity
		31 Dec 2017	31 Dec 2016
	Notes	AUD$	AUD$

Revenue from continuing operations
Operating revenue		919,138	703,099

Total Operating Revenue		919,138	703,099

Cost of goods sold		(195,356)	(223,394)

Gross Profit		723,782	479,705

Direct Selling Costs
Sales and marketing costs		(145,150)	(93,520)
Freight costs		(89,125)	(62,590)
Total gross profit less direct selling costs		489,507	323,595

Other income		1,387,039	816,932

Expenses
Research and development		(1,540,436)	(2,117,867)
Marketing and promotion		(238,192)	(471,735)
Consulting, employee and director		(815,232)	(907,390)
Corporate administration		(829,999)	(790,103)
Travel and entertainment expenses		(174,987)	(112,453)
Depreciation		(2,277)	(1,975)
Finance fee costs		(3,767)	(13,183)
Impairment of inventory		(163,600)	(135,170)
Loss for the period		(1,891,944)	(3,409,349)

Other comprehensive gain/(loss) for the period, net of tax		28,281	(41,425)

Total comprehensive loss for the period		(1,863,663)	(3,450,774)

Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the Company:
Basic/diluted loss per share	8	(1.454)	(3.318)

Earnings per share for profit attributable to the ordinary equity holders of the Company:
Basic/diluted loss per share	8	(1.454)	(3.318)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

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Consolidated Balance Sheet

As at 31 December 2017

		Consolidated Entity
	Notes	31 Dec 2017	30 June 2017
		AUD$	AUD$

ASSETS
Current assets
Cash and cash equivalents		588,863	3,994,924
Trade and other receivables		3,159,466	1,768,237
Inventories		2,261,528	2,336,127
Other current assets		129,506	168,366
Total current assets		6,139,363	8,267,654

Non-current assets
Property, plant and equipment		18,628	18,837
Total non-current assets		18,628	18,837

TOTAL ASSETS		6,157,991	8,286,491

LIABILITIES
Current liabilities
Trade and other payables		1,127,239	1,326,562
Borrowings		46,581	139,864
Deferred revenue		—	19,139
Other financial liabilities		—	226,000
Total current liabilities		1,173,820	1,711,565

Total non-current liabilities		—	—

TOTAL LIABILITIES		1,173,820	1,711,565

NET ASSETS		4,984,171	6,574,926

EQUITY
Issued capital	4	53,846,391	53,632,995
Reserves	4	2,558,210	2,470,417
Retained earnings		(51,420,430)	(49,528,486)
Capital and reserves attributable to owners of Immuron Limited		4,984,171	6,574,926

TOTAL EQUITY		4,984,171	6,574,926

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

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Consolidated Statement of Changes in Equity

For the Half-Year 31 December 2017

		Attributable to owners of Immuron Limited

	Note	Issued capital	Reserves	Accumulated losses	Total
		AUD$	AUD$	AUD$	AUD$

Balance at 1 July 2016		45,633,354	2,128,566	(42,821,357)	4,940,563

Loss for the period		—	—	(3,409,349)	(3,409,349)
Other comprehensive loss		—	(41,425)	—	(41,425)
Total comprehensive loss for the period		—	(41,425)	(3,409,349)	(3,450,774)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs and tax		1,780,471	—	—	1,780,471
Options issued/expensed		—	282,920	—	282,920
Lapse or exercise of share options		71,875	(127,000)	55,125	—
		1,852,346	155,920	55,125	2,063,391
Balance at 31 December 2016		47,485,700	2,243,061	(46,175,581)	3,553,180

Balance at 1 July 2017		53,632,995	2,470,417	(49,528,486)	6,574,926

Loss for the period		—	—	(1,891,944)	(1,891,944)
Other comprehensive income		—	28,281	—	28,281
Total comprehensive income/(loss) for the period		—	28,281	(1,891,944)	(1,863,663)

Transactions with owners in their capacity as owners:
Shares issued, net of costs	4	213,396	—	—	213,396
Options issued/expensed	4	—	59,512	—	59,512
		213,396	59,512	—	272,908
Balance at 31 December 2017		53,846,391	2,558,210	(51,420,430)	4,984,171

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

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Consolidated Statement of Cash Flows

For the Half-Year 31 December 2017

	Consolidated Entity
	31 Dec 2017	31 Dec 2016
	AUD$	AUD$

Cash flows from operating activities
Receipts from customers	1,184,856	664,900
Payments to suppliers and employees	(4,367,410)	(4,423,797)
Interest received	43	6,791
Other - R&D tax concession refund and other government grants	—	1,590,043
Interest and other costs of finance paid	(3,767)	(54,555)
Net cash outflow from operating activities	(3,186,278)	(2,216,618)

Cash flows from investing activities
Payments for property, plant and equipment	(2,180)	(1,879)
Net cash outflow from investing activities	(2,180)	(1,879)

Cash flows from financing activities
Proceeds from issues of securities	—	4,423,234
Repayment of borrowings	(243,950)	(1,271,555)
Capital raising cost	(1,934)	(120,285)
Net cash (outflow) inflow from financing activities	(245,884)	3,031,394

Net (decrease) increase in cash and cash equivalents	(3,434,342)	812,897

Cash and cash equivalents at the beginning of the financial year	3,994,924	2,290,639
Effects of exchange rate changes on cash and cash equivalents	28,281	147
Cash and cash equivalents at end of period	588,863	3,103,683

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

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Notes to the Consolidated Financial Statements

For the Half-Year 31 December 2017

1	Basis of Preparation of Half-Year Report

These condensed consolidated interim report for the half-year reporting period ended 31 December 2017 have been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

These condensed consolidated interim report do not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2016 and any public announcements made by Immuron Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

(a)	Accounting Policies

A number of new or amended standards became applicable for the current reporting period, however, the Company did not have to change its accounting policies or make retrospective adjustments as a result of adopting these standards. There will be some changes to the disclosures in the 30 June 2018 annual report as a consequence of these amendments.

(b)	Fair Value Measurement

Due to the nature of the Group’s operating profile, the Directors and management do not consider that the fair values of the Group’s financial assets and liabilities are materially different from their carrying amounts at 31 December 2017.

2	Summary of Significant Accounting Policies

(a)	Going Concern

Some of the risks inherent in the development of pharmaceutical products include the uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development or may infringe intellectual property rights of other parties, and obtaining the necessary drug clinical regulatory authority approvals. A particular project may fail the research and the clinical development process through lack of efficacy or safety, or may be stopped or abandoned due to strategic imperatives including an assessment that the projects will not deliver a sufficient return on investment or have been superseded by newer competitive products or technologies. There is a risk that the group will be unable to find suitable development or commercial partners for its projects, and that these arrangements may not generate material returns for the group.

Based on current budget forecast assumptions, the group will need to access additional funding to meet future commitments and to pay its debts when they fall due, as well as funding the ongoing group’s research & development programs. The ability of the group to successfully access additional capital, and the amount of additional funds required is dependent on the outcome of its product research & development programs.

The Board and Management are confident that the Company will be able to access, as and when necessary, the required additional funds through a number of available funding opportunities, including some of which the Company has accessed in the past.

The current net loss for the period is AUD$1,891,944 (2016: AUD$3,409,349) and the cash inflow / (outflow) for the period is AUD$3,186,278 (2016: (AUD$2,216,618)).

Notwithstanding the requirement to access additional funding for the group, this interim financial report has been prepared on a going concern basis. Accordingly, the interim report does not include adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary should the group not continue as a going concern.

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Notes to the Consolidated Financial Statements

For the Half-Year 31 December 2017 (Continued…)

3	Segment Information

(a)	Description of Segments

The executive management team considers the business from both a product and a geographic perspective and has identified three reportable segments.

Segments

Research and Development (R&D)	Income and expenses directly attributable to the company’s research and development projects performed in Australia and Israel.

HyperImmune Products Income and expenses directly attributable to Travelan activities which occur in Australia, New Zealand and United States.

Corporate Other items of income and expenses not directly attributable to R&D or HyperImmune Products segment are disclosed as corporate costs. Corporate activities primarily occur within Australia. This segment includes interest expenses from financing activities and depreciation.

The Board assesses the performance of the operating segments at a number of operating levels including adjusted EBITDA.

(b)	Segment Information Provided to the Board

The Board assesses the operating segment at a number of operating levels for the reportable segments for the half-year 31 December 2017 is as follows:

Consolidated Entity 31 December 2017	Research & Development	HyperImmune Products	Corporate	Total
	AUD$	AUD$	AUD$	AUD$

Segment revenue & other income
Revenue from external customers	—	919,138	—	919,138
R&D tax concession refund	1,386,790	—	—	1,386,790
Interest income	—	—	43	43
Other income	—	206	—	206
Total segment revenue & other income	1,386,790	919,344	43	2,306,177

Segment expenses
Depreciation and amortisation	—	—	(2,277)	(2,277)
Finance costs	—	—	(3,767)	(3,767)
Share-based payments	—	—	(59,512)	(59,512)
Other operating expenses	(1,540,436)	(429,631)	(2,162,498)	(4,132,565)
Total segment expenses	(1,540,436)	(429,631)	(2,228,054)	(4,198,121)
Income tax expenses	—	—	—	—
(Loss)/Profit for the period	(153,646)	489,713	(2,228,011)	(1,891,944)

Assets
Total Segment Assets	2,884,901	2,536,093	736,997	6,157,991

Liabilities
Total Segment Liabilities	(481,023)	(154,886)	(537,911)	(1,173,820)

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Notes to the Consolidated Financial Statements

For the Half-Year 31 December 2017 (Continued…)

3	Segment Information (continued…)

(b)   Segment Information Provided to the Board (continued…)

Consolidated Entity	Research & Development	HyperImmune Products	Corporate	Total
	AUD$	AUD$	AUD$	AUD$

Segment revenue & other income
Revenue from external customers	—	703,099	—	703,099
R&D tax concession refund	779,826	—	—	779,826
Interest income	—	—	6,791	6,791
Other income	25,007	—	5,308	30,315
Total segment revenue & other income	804,833	703,099	12,099	1,520,031

Segment expenses
Depreciation and amortisation	—	—	(1,975)	(1,975)
Finance costs	—	—	(13,183)	(13,183)
Share-based payments	(80,308)	—	(233,467)	(313,775)
Other operating expenses	(2,037,559)	(379,504)	(2,183,384)	(4,600,447)
Total segment expenses	(2,117,867)	(379,504)	(2,432,009)	(4,929,380)
Income tax expenses	—	—	—	—
(Loss)/Profit for the period	(1,313,034)	323,595	(2,419,910)	(3,409,349)

Assets
Total Segment Assets	702,623	1,949,595	3,203,583	5,855,801

Liabilities
Total Segment Liabilities	(708,474)	(131,630)	(1,462,517)	(2,302,621)

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Notes to the Consolidated Financial Statements

For the Half-Year 31 December 2017 (Continued…)

4 Contributed Equity

(a) Share capital

	31 December 2017		30 June 2017
	No. of Shares	AUD$	No. of Shares	AUD$
Ordinary shares - fully paid (i)	129,315,462	53,846,391	130,041,417	53,632,995

(i)        Movements in ordinary shares

	No. of Shares	AUD$

Opening balance 1 July 2017	130,041,417	53,632,995
Shares issued during the year	1,274,045	215,333
Cancellation of shares	(2,000,000)	—
Transaction Costs	—	(1,937)
Balance 31 December 2017	129,315,462	53,846,391

During the half year ended 31 December 2017, the Company issued the following ordinary shares:

Details	Date	No.	Issue Price AUD$	Total Value AUD$
Issue of equity for the repayment of convertible note	28 Jul 2017	399,045	0.19	75,333
Cancellation of collateral shares in escrow for the convertible note as approved by shareholders on 13 November 2017	13 Nov 2017	(2,000,000)	—	—
Issue of shares to Grandlodge Pty Ltd in lieu of cash payment for services rendered as approved by shareholders on 13 November 2017	13 Nov 2017	875,000	0.16	140,000
Transaction Costs				(1,937)
				213,396

(ii)       Rights of each type of share

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of shares held. On a show of hands every holder of ordinary shares present at a meeting or by proxy, is entitled to one vote. Upon a poll every holder is entitled to one vote per share held. The ordinary shares have no par value.

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Notes to the Consolidated Financial Statements

For the Half-Year 31 December 2017 (Continued…)

(b)	Other Reserves

The following table shows a breakdown of the Statement of Financial Position line item “other reserves” and the movements in these reserves during the half year.

A description of the nature and purpose of each reserve is provided below the table.

	No. of Options	Amount	Foreign currency translation reserve	Total
		AUD$	AUD$	AUD$
Balance at 1 July 2017	63,287,523	2,434,135	36,282	2,470,417
Options/warrants issued during the year	—	—	—	—
Expense of vested options	—	59,512	—	59,512
Lapse of unexercised options	—	—	—	—
Other comprehensive loss for the period	—	—	28,281	28,281
At 31 December 2017	63,287,523	2,493,647	64,563	2,558,210

5	Contingencies

The Company had no contingent liabilities and assets at 31 December 2017 (2016: nil).

6	Events Occurring After the Reporting Period

The Company received AUD$2,156,206 Research and Development Tax Concession Refund on 9 February 2018,

Post reporting period, the Company entered into a short-term loan arrangement with Great Accommodation Pty Ltd to fund on going R&D expenditure, for an amount of AUD$500,000 at an interest rate of 15% per annum and a AUD$15,000 establishment fee. The loan was repaid on 12 February 2018.

7	Related Party Transactions

(a) Transactions with Other Related Parties

The following transactions occurred with related parties:

Premises rental services received from Wattle Laboratories Pty Ltd to Immuron Limited:	31 Dec 2017	31 Dec2016

Wattle Laboratories Pty Ltd (Wattle) is an entity part-owned and operated by Immuron Directors Peter and Stephen Anastasiou.

Commencing on 1 January 2016, Immuron executed a Lease Agreement with Wattle whereby Immuron will lease part of their Blackburn office facilities for Immuron’s operations at an arms-length commercial rental rate of AUD$38,940 per annum, payable in monthly instalments. The rental agreement is subject to annual rental increases, and effective 1 January 2018, the annual rent was increased to AUD$40,275.

The lease is for a 3-year term with an additional 3-year option period.

The lease is cancellable by either party upon 6 months written notice of termination of the agreement.

Rental fees paid to Wattle Laboratories Pty Ltd during the year through the issue of equity:	AUD$Nil	AUD$Nil
Total paid by the Company to Wattle Laboratories Pty Ltd during the year:	AUD$9,881	AUD$19,470
At year end the Company owed Wattle Laboratories Pty Ltd:	AUD$Nil	AUD$21,417

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Notes to the Consolidated Financial Statements

For the Half-Year 31 December 2017 (Continued…)

(a)	Transactions with Other Related Parties (continued…)

Service rendered by Grandlodge Pty Ltd to Immuron Ltd:	31 Dec2017	31 Dec 2016

Grandlodge, and its associated entities, are marketing, warehousing and distribution logistics companies.

Commencing on 1 June 2013, Grandlodge was contracted on commercial market arms-length terms to provide warehousing, distribution and invoicing services for Immuron’s products for AUD$70,000 per annum. These fees will be payable in new fully paid ordinary shares in Immuron Limited at a set price of AUD$0.16 per share representing Immuron Limited’s share price at the commencement of the agreement.

The shares to be issued to Grandlodge, or its associated entities, as compensation in lieu of cash payment for the services rendered under this agreement have been subject to the approval of Immuron shareholders at Company shareholder meetings held over the past 18 months.

Grandlodge will also be reimbursed in cash for all reasonable costs and expenses incurred in accordance with their scope of works under the agreement, unless both parties agree to an alternative method of payment. The agreement is cancellable by either party upon providing the other party with 30 days written notice of the termination of the agreement.

Service fees paid to Grandlodge Pty Ltd during the year through the issue of equity:	AUD$140,000	AUD$87,500
Total paid by the Company to Grandlodge Pty Ltd during the year:	AUD$Nil	AUD$87,500
At year end the Company owed Grandlodge Pty Ltd:	AUD$Nil	AUD$35,000

8	Loss Per Share

	31 December 2017	31 December 2016
	AUD$	AUD$
Basic/Diluted loss per shares (cents)	(1.454)	(3.318)
(a) Net loss used in the calculation of basic and diluted loss per share	(1,891,944)	(3,409,349)
(b) Weighted average number of ordinary shares outstanding during the period used in the calculation of basic and diluted loss per share	130,086,505	102,756,793

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